Exhibit 1

FOR IMMEDIATE RELEASE	7 June 2011

WPP plc (“WPP”)

Director’s Dealing

WPP was notified on 6 June 2011 that Mrs Lubna Olayan, a Non-executive director of the Company, on 6 June 2011 purchased 10,000 WPP plc ordinary shares at a price of £7.385 per share. Mrs Olayan’s holding is now 10,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204